Contact

www.linkedin.com/in/eli-kapas-0b176366 (LinkedIn)

Top Skills

Microsoft Office
Microsoft Excel
Microsoft Word

Honors-Awards

High Performance Crews Certification
LEEA Accredited Training Course Introduction to Rigging
Quality Recognition Award
Quality Recognition for Presentation & Maintenance Crew

Patents

Compact Auto-Injector PIR-001C2
Protective Case for an Auto-injector PIR-002D1
Compact Auto-Injector PIR-001C1

Eli Kapas

CTO, Founder at Pirouette Medical Inc.
Greater Boston

Summary

Chief Technology Officer with a demonstrated history of working in a technical field driving quality, and communication. Knowledgeable in the medical device industry regarding FDA standards and specifications along with intellectual property strategy. Skilled in mechanical systems, plastics, and lean engineering with a drive to tackle any challenge.

Experience

Pirouette Medical Inc.
CTO
May 2017 - Present (6 years 8 months)
Boston, Massachusetts

> Lead design development, and R&D as CTO for the Pirouette auto-injector device
> Worked with suppliers to understand medical device standards to ensure on-time deliverables and develop SOPs for manufacturing device components
> Oversaw human factors testing to drive design integration from observations and feedback
> Nurtured an environment of growth and inquisitiveness in the office space to drive quality and build on communication
> Lead the legal strategy for intellectual property protection for the revolutionary Pirouette auto-
injector design.
> Awarded 4 utility patents with 2 additional continuations in process
> Drafted independent and dependent claims for the patents along with providing the supporting literature
> Conducted meetings between Pirouette and legal counsel for patent development and follow-on meetings with USPTO

Bechtel Oil, Gas, & Chemicals
2 years 10 months

Preservation and Maintenance Superintendent

September 2016 - May 2017 (9 months)
Baytown, Texas

> Coordinated a multifaceted team to perform Preservation and Maintenance on the NAGOR project in Baytown, TX
> Worked across disciplines to lead a team of 12 on a jobsite of over 3000 craft employees and 10 acres to receive multiple quality awards
> Developed SOP's, JHA's and other procedures to uphold Bechtel, Exxon, and Linde standards
> Orchestrated training modules and instructed craft in both P&M and Mechanical fields for the jobsite
> Balanced a 2 million dollar budget to achieve work scope and expectations with a lean mindset to drive savings and efficiency
> Developed a new preservation method for preserving piping and equipment flange facing to reduce rework leading to a reduction in delays, spending and driving safety

Mechanical Field Engineer
August 2014 - May 2017 (2 years 10 months)
Houston, Texas Area

> Acted as Mechanical Engineer for several areas of the NAGOR project, initially focused on the wastewater treatment area for the plant eventually evolving to oversee other aspects of the project from pumps, electric motors to steam turbines.
> Coordinated inspections between client and engineering to ensure proper placement, connection and assembly were fulfilled
> Maintained inspection records for each piece of equipment for turn-over, and compiling the documents required
> Worked across disciplines to ensure timelines and budgetary milestones were achieved
> Developed training modules for the craft to be more proficient and effective in their roles as well as provide an understanding of the quality checks and standards that were required

Preservation and Maintenance Field Engineer
August 2014 - May 2017 (2 years 10 months)
Baytown, Texas

Maintaining the warranty and condition of equipment to the manufacturers criteria, to ensure mechanical completion of ethylene refinery. Effectively communicating between 3 companies the status, progress, and quality behind the execution of the work. Maintenance of stored equipment and oversight was critical as equipment was stored for a duration of two plus years before being operational.

GE
Manufacturing Engineer
January 2012 - August 2012 (8 months)
Greenville, South Carolina Area

Hired as a support role for the lead buyer for spare parts for all of the Wind Division. Office and Wind Division stationed out of GE's headquarters in Greenville, SC. I took over as the lead buyer within 2 months and supported the entirety of GE's wind division with spare parts. Effectively communicating with suppliers worldwide to coordinate and manage deliveries and shipments.

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Education

Clarkson University
Bachelor of Science (BS), Civil Engineering/ Mechanical Engineering · (2009 - 2014)